Baytex Energy Trust
Q3 2009 MD&A

Baytex Energy Trust
Management’s Discussion and Analysis
For the three months and nine months ended September 30, 2009
Dated November 9, 2009

The following is management’s discussion and analysis (“MD&A”) of the operating and financial results of Baytex Energy Trust (“Baytex” or the “Trust”) for the three months and nine months ended September 30, 2009. This information is provided as of November 9, 2009. The third quarter results have been compared with the corresponding period in 2008. This MD&A should be read in conjunction with the Trust’s unaudited interim consolidated comparative financial statements for the three months and nine months ended September 30, 2009 and 2008 and our audited consolidated comparative financial statements for the years ended December 31, 2008 and 2007, together with accompanying notes, and the Annual Information Form for the year ended December 31, 2008 (the “AIF”). These documents and additional information about the Trust are available on SEDAR at www.sedar.com.  All amounts are in Canadian dollars, unless otherwise stated and all tabular amounts are in thousands of Canadian dollars, except per unit amounts or as otherwise noted.

In this MD&A, barrel of oil equivalent (“boe”) amounts have been calculated using a conversion rate of six thousand cubic feet of natural gas to one barrel of oil, which represents an energy equivalency conversion method applicable at the burner tip and does not represent a value equivalency at the wellhead. While it is useful for comparative measures, it may not accurately reflect individual product values and may be misleading if used in isolation.

This MD&A contains forward-looking information and statements. We refer you to the end of the MD&A for our advisory on forward-looking information and statements.

Non-GAAP Financial Measures

The Trust evaluates performance based on net income and funds from operations. Funds from operations is not a measurement based on Generally Accepted Accounting Principles (“GAAP”) in Canada, but is a financial term commonly used in the oil and gas industry. Funds from operations represents cash generated from operating activities before changes in non-cash working capital, site restoration and reclamation expenditures, deferred charges and other assets. The Trust’s determination of funds from operations may not be comparable with the calculation of similar measures for other entities. The Trust considers funds from operations a key measure of performance as it demonstrates the ability of the Trust to generate the cash flow necessary to fund future distributions to unitholders and capital investments. The most directly comparable measures calculated in accordance with GAAP are cash flow from operating activities and net income. For a reconciliation of funds from operations to cash flow from operating activities, see “Funds from Operations, Payout Ratio and Distributions”.

Total monetary debt is a non-GAAP term which we define to be the sum of monetary working capital (which is current assets less current liabilities (excluding non-cash items such as future income tax assets or liabilities and unrealized financial instrument gains or losses), the principal amount of long-term debt and the balance sheet value of the convertible debentures.

Economic Environment

The current economic environment outlook continues to show signs of recovery from the recent financial crisis. Sustaining the recent improvement in commodity prices will depend on a combination of demand stabilization through economic recovery and natural production declines around the world due to reduced capital investment. In this economic environment, Baytex is focused on key business objectives of preserving balance sheet strength and liquidity, maintaining and, where possible, profitably expanding the productive capacity of the Trust and delivering a sustainable distribution to our unitholders.

Production

Production for the three months ended September 30, 2009 totaled 42,623 boe/d compared to 42,538 boe/d for the same period in 2008. Light oil and natural gas liquids (“NGL”) production for the third quarter of 2009 decreased by 16% to 7,021 bbl/d from 8,377 bbl/d in the third quarter of 2008. Heavy oil production for the third quarter of 2009 increased by 6% to 25,532 bbl/d from 24,078 bbl/d for the same period last year. Natural gas production was 60.4 MMcf/d for the third quarter of 2009, as compared to 60.5 MMcf/d for the same period last year.

Total production for the nine months ended September 30, 2009 was 40,934 boe/d, a 3% increase from the nine months ended September 30, 2008. For the first nine months of 2009, light oil and NGL production decreased by 6% to 7,071 bbl/d from 7,498 bbl/d for the same period last year. Heavy oil production for the first nine months in 2009 increased by 4% to 24,090 bbl/d compared to 23,159 bbl/d for the same period in 2008. Natural gas production increased by 9% to 58.6 MMcf/d for the first nine months in 2009 compared to 53.9 MMcf/d for the same period in 2008.

Baytex Energy Trust
Q3 2009 MD&A

Revenue

Petroleum and natural gas sales decreased 43% to $208.2 million for the third quarter of 2009 from $363.0 million for the same period in 2008. For the per sales unit calculations, heavy oil sales for the three months ended September 30, 2009 were 382 bbl/d lower (three months ended September 30, 2008 – 204 bbl/d lower) than the production for the period due to changes in inventory. The corresponding number for the nine months ended September 30, 2009 was a decrease of 215 bbl/d (nine months ended September 30, 2008 – an increase of 284 bbl/d).

Revenue from light oil and NGL for the third quarter of 2009 decreased 55% from the same period a year ago due to a 46% decrease in wellhead prices and a 16% decrease in sales volume. Revenue from heavy oil decreased 31% despite a 5% increase in sales volume, as wellhead prices decreased by 35%. Revenue from natural gas decreased 57% due entirely to decrease in wellhead prices, sales volumes remained consistent.

	Three Months Ended
	September 30, 2009		September 30, 2008
	$000s	$/Unit(1)	$000s	$/Unit(1)
Oil revenue
Light oil & NGL	37,141	57.50	82,786	107.41
Heavy oil (2)	127,544	55.12	185,914	84.65
Total oil revenue	164,685	55.64	268,700	90.56
Natural gas revenue	19,023	3.42	44,578	8.01
Total oil and gas revenue	183,708	47.27	313,278	80.44
Sulphur revenue	118		3,306
Other income	22		-
Sales of heavy oil blending diluent	24,381		46,460
Total petroleum and natural gas sales	208,229		363,044

(1) Per-unit oil revenue is in $/bbl; per-unit natural gas revenue is in $/Mcf; and per-unit total revenue is in $/boe.
(2) Heavy oil wellhead prices are net of blending costs.

For the first nine months of 2009, light oil and NGL revenue decreased 52% from the same period last year due to a 49% decrease in wellhead prices while sales volumes decreased 6%. Revenue from heavy oil decreased 36% due to a 37% decrease in wellhead prices partially offset by a 4% increase in production. Revenue from natural gas decreased 45% as the 9% increase in production was more than offset by a 49% decrease in wellhead prices.

	Nine Months Ended
	September 30, 2009		September 30, 2008
	$000s	$/Unit(1)	$000s	$/Unit(1)
Oil revenue
Light oil & NGL	99,661	51.63	206,813	100.66
Heavy oil (2)	307,087	47.11	479,377	74.63
Total oil revenue	406,748	48.15	686,190	80.94
Natural gas revenue	66,930	4.18	121,503	8.23
Total oil and gas revenue	473,678	42.61	807,693	73.84
Sulphur revenue	706		5,960
Other income	58		2,000
Sales of heavy oil blending diluent	77,397		144,175
Total petroleum and natural gas sales	551,839		959,828

(1) Per-unit oil revenue is in $/bbl; per-unit natural gas revenue is in $/Mcf; and per-unit total revenue is in $/boe.
(2) Heavy oil wellhead prices are net of blending costs.

During the current quarter, sulphur production averaged 55.2 tonnes per day with an average price of $23 per tonne, as compared to 53.5 tonnes per day with an average price of $672 per tonne in the same period last year. For the nine months ended September 30, 2009, sulphur production averaged 50.0 tonnes per day with an average price of $52 per tonne, as compared to 40.6 tonnes per day with an average price of $536 per tonne in the same period in 2008.

Baytex Energy Trust
Q3 2009  MD&A

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Financial Instruments

The gain on financial instruments for the third quarter was $23.6 million, as compared to a gain of $66.7 million in the third quarter of 2008.  This is comprised of $20.3 million and $3.3 million in realized and unrealized gains, respectively, for the third quarter of 2009 as compared to $22.3 million in realized loss and $89.0 million in unrealized gain in the third quarter of 2008.

The gain on financial instruments for the nine months ended September 30, 2009 was $20.3 million compared to a $24.5 million loss for the same period in 2008. This is comprised of $65.9 million in realized gain and $45.6 million in unrealized loss for the first nine months of 2009 compared to $57.9 million in realized loss and $33.4 million in unrealized gain in the same period one year ago.

Royalties

Total royalties decreased to $40.0 million for the third quarter of 2009 from $72.8 million in the same period last year. Royalties for the current quarter related to the production of sulphur were immaterial.

Total royalties for the third quarter of 2009 were 21.8% of petroleum and natural gas revenue (excluding sales of heavy oil blending diluent, and other), as compared to 23.0% for the same period in 2008. For the third quarter of 2009, royalties were 24.1% of sales for light oil, NGL and natural gas, as compared to 23.0% for the third quarter of 2008. Royalties for heavy oil were 20.8% of sales (excluding sales of heavy oil blending diluent, and other) for the third quarter of 2009, as compared to 23.0% for the third quarter of 2008. Royalties are generally based on well productivity and market index prices in the period, with rates increasing as price and well productivity increase. The overall decrease in royalty rates was due to lower pricing .

For the nine months ended September 30, 2009, royalties decreased to $90.3 million from $175.8 million for the same period last year. Total royalties for the first nine months of 2009 were 19.0% of petroleum and natural gas revenue (excluding sales of heavy oil blending diluent, and other), as compared to 21.6% for the corresponding period a year ago. For the first nine months of 2009, royalties were 20.3% of revenue for light oil, NGL and natural gas (2008 – 23.2%) and 18.4% for heavy oil (excluding sales of heavy oil blending diluent, and other) (2008 – 20.6%).

Operating Expenses

Operating expenses for the third quarter of 2009 decreased to $40.2 million from $46.4 million in the corresponding quarter last year. This reduction in costs was in spite of several non-recurring items which in aggregate added approximately $1.0 million to operating costs during the third quarter. These payments relate to charges incurred by previous owners on acquired properties. Operating expenses for the current quarter include $0.1 million related to the production of sulphur, which was the same as for the third quarter in 2008. Operating expenses were $10.35 per boe for the third quarter of 2009 compared to $11.91 per boe for the third quarter of 2008. For the third quarter of 2009, operating expenses were $10.68 per boe of light oil, NGL and natural gas, and $10.09 per barrel of heavy oil, as compared to $10.93 and $12.63, respectively, for the third quarter of 2008. In the case of heavy oil, the reduction in per barrel expense resulted from higher production levels and reductions in the cost of energy and services inputs.

Operating expenses for the nine months ended September 30, 2009 decreased to $118.5 million from $125.1 million for the first nine months of 2008. Operating expenses were $10.66 per boe for the nine months ended September 30, 2009 compared to $11.44 per boe for the corresponding period of the prior year.  For the first nine months of 2009, operating expenses were $11.31 per boe of light oil, NGL and natural gas and $10.17 per barrel of heavy oil, as compared to $11.25 and $11.53, respectively, for the same period a year earlier. The variance in operating expenses per unit results from the same factors noted above.

Transportation and Blending Expenses

Transportation and blending expenses for the third quarter of 2009 was $36.5 million compared to $57.1 million for the third quarter of 2008. Transportation expenses for the current quarter included $0.3 million related to the transportation of sulphur, which was consistent with the third quarter in 2008. Transportation expenses before blending costs were $3.04 per boe for the third quarter of 2009 compared to $2.65 per boe for the same period of 2008. Transportation expenses were $0.61 per boe of light oil, NGL and natural gas and $4.68 per barrel of heavy oil in the third quarter of 2009 as compared to $0.70 and $4.16, respectively, for the same period of 2008. The increase in transportation cost per unit was driven by increased long-haul trucking from Seal.

Transportation and blending expenses for the nine months ended September 30, 2009 were $113.4 million compared to $173.0 million for the first nine months of 2008. Transportation expenses for the nine months ended September 30, 2009 include $0.9 million related to the production of sulphur, which was consistent with the same period in 2008. Transportation expenses before blending costs were $3.15 per boe for the first nine months of 2009 compared to $2.55 for the same period in 2008. Transportation expenses were $0.62 per boe of light oil, NGL and natural gas and $4.94 per barrel of heavy oil in the 2009 period, compared to $0.70 and $3.85, respectively, for the same period in 2008.

Baytex Energy Trust
Q3 2009  MD&A

The heavy oil produced by Baytex requires blending to reduce its viscosity in order to meet pipeline specifications. Baytex mainly purchases condensate from industry producers as the blending diluent to facilitate the marketing of its heavy oil. In the third quarter of 2009, the blending cost was $24.4 million for the purchase of 3,559 bbl/d of condensate at $74.47 per barrel, as compared to $46.5 million for the purchase of 3,909 bbl/d at $129.18 per barrel for the same period last year. The cost of diluent is effectively recovered in the sale price of a blended product. For the nine months ended September 30, 2009, the blending cost was $77.4 million for the purchase of 4,206 bbl/d of condensate at $67.40 per barrel as compared to $144.2 million for the purchase of 4,228 bbl/d at $124.45 per barrel in the same period last year.

General and Administrative Expenses

General and administrative expenses for the third quarter of 2009 decreased to $6.7 million from $7.1 million a year earlier. On a per sales unit basis, these expenses were $1.72 per boe for the third quarter of 2009 compared to $1.82 per boe for the third quarter of 2008. The majority of the decrease was due to higher operating overhead recoveries.

General and administrative expenses for the nine months ended September 30, 2009 were $22.1 million, compared to $22.0 million for the same period in 2008. On a per sales unit basis, these expenses were $1.99 per boe in the nine months ended September 30, 2009 and $2.01 per boe in the nine months ended September 30, 2008. In accordance with our full cost accounting policy, no general and administrative expenses were capitalized in either 2009 or 2008.

Unit-based Compensation Expense

Compensation expense related to Baytex’s trust unit rights incentive plan was $1.7 million for the third quarter of 2009 compared to $2.0 million for the third quarter of 2008. For the nine months ended September 30, 2009, compensation expense was $4.8 million compared to $6.2 million for the same period in 2008.

Compensation expense associated with rights granted under the plan is recognized in income over the vesting period of the plan with a corresponding increase in contributed surplus. The exercise of trust unit rights are recorded as an increase in trust units with a corresponding reduction in contributed surplus.

Interest Expense

Interest expense for the third quarter of 2009 increased by $5.5 million to $13.7 million compared to $8.2 million in the same quarter last year. The majority of the increase is due to $1.3 million of interest and $3.4 million of transaction costs related to $150 million senior unsecured debentures issued on August 26, 2009. This increase is partially offset by a $0.7 million decrease due to lower interest rates on our bank loan.

Interest expense for the nine months ended September 30, 2009 increased by $6.3 million to $31.4 million compared to $25.1 million for the same period in 2008. The majority of the increase is due to $1.3 million of interest and $3.4 million of transaction costs related to $150 million senior unsecured debentures issued on August 26, 2009. This increase is offset by a $3.0 million decrease due to lower interest rates on our bank loan. A commitment fee of $1.8 million was incurred in 2009 to amend and extend the credit facility.

Foreign Exchange

Foreign exchange gain in the third quarter of 2009 was $11.1 million compared to a loss of $7.1 million in the third quarter of 2008. The gain is comprised of an unrealized foreign exchange loss of $10.9 million and a realized foreign exchange gain of $22.0 million. The loss for the same period in 2008 was comprised of an unrealized foreign exchange loss of $7.3 million and a realized foreign exchange gain of $0.2 million. The current quarter’s unrealized loss is based on the transition of year to date unrealized gains into realized gain upon the redemption of the US$ senior subordinated notes on September 25, 2009. The prior period loss is based on the translation of US$ senior subordinated notes at 0.9435 at September 30, 2008 compared to 0.9817 at June 30, 2008. The realized foreign exchange gain in the three months ended September 30, 2009 is primarily due to the redemption of the US$ senior subordinated notes.

Foreign exchange gain for the nine months ended September 30, 2009 was $19.4 million compared to a loss of $12.9 million in the prior year. A major component of the realized gain for the nine months ended September 30, 2009 is the gain of $23.7 million realized on redemption of the US$ senior subordinated notes ($nil for 2008). The loss for the nine months ended September 30, 2008 is based on the translation of the US$ senior subordinated notes at 0.9435 at September 30, 2008 compared to 1.0120 at December 31, 2007.

Baytex Energy Trust
Q3 2009  MD&A

Depletion, Depreciation and Accretion

Depletion, depreciation and accretion for the third quarter of 2009 decreased to $58.6 million from $61.3 million for the same quarter in 2008. On a sales-unit basis, the provision for the current quarter was $15.09 per boe compared to $15.73 per boe for the same quarter in 2008.

Depletion, depreciation and accretion increased to $170.2 million for the first nine months of 2009 compared to $162.6 million for the same period last year. On a sales-unit basis, the provision for the current period was $15.31 per boe compared to $14.87 per boe for the same period a year earlier. The increase is attributable to a higher capital base due to the acquisition of the southwest Saskatchewan assets on July 30, 2009.

Taxes

Current tax expense of $2.9 million for the third quarter of 2009 is comprised entirely of Saskatchewan resource surcharge. Current tax expense for the same period a year ago was $3.2 million and was comprised of Saskatchewan resource surcharge and capital tax. Current tax expense of $7.4 million for the nine months ended September 30, 2009 is $1.0 million lower than the $8.4 million recorded for the same period in 2008. The decrease in current tax expense in both the three months and nine months ended September 30, 2009 is attributable to lower resource revenues compared to the three months and nine months ended September 30, 2008.

For the third quarter of 2009, future tax expense totaled $1.9 million compared to an expense of $26.0 million for the same period in 2008. As at September 30, 2009, total future tax liability of $190.9 million (December 31, 2008 - $217.8 million) consisted of a $0.5 million current future tax asset (December 31, 2008 - $nil), $1.3 million long-term future tax asset (December 31, 2008 - $nil), $10.4 million current future tax liability (December 31, 2008 - $25.4 million) and a $182.3 million long-term future tax liability (December 31, 2008 - $192.4 million). The decrease from the prior year is due to lower funds from operations and recognition of non-capital losses previously included in the valuation allowance.

Net Income

Net income for the third quarter of 2009 was $40.7 million compared to net income of $137.2 million for the third quarter in 2008. Revenues, net of royalties decreased $122.0 million or 42% in the third quarter of 2009 compared to the three months ended September 30, 2008. This decrease is further augmented by a $43.1 million reduction in gain on financial instruments in the third quarter of 2009 compared to the third quarter of 2008. The overall $165.0 million decrease in net revenues was offset by reduced transportation and blending costs of $20.6 million, an increase in foreign exchange gain of $18.2 million and a reduction in future tax expense of $24.0 million for the third quarter in 2009 compared to the same period in 2008.

Net income for the nine months ended September 30, 2009 was $59.6 million compared to $207.5 million for the same period in 2008. Revenues, net of royalties, decreased $322.5 million or 41% for the nine months ended September 30, 2009 compared to the same period in 2008. This decrease is attributable to lower commodity prices. This decrease is partially offset by an increase in financial instrument gain of $44.8 million for the first nine months of 2009 compared to the same period in 2008. Other factors that offset the decrease in revenues, net of royalties, included a $59.6 million decrease in transportation and blending expenses, a $32.4 million increase in foreign exchange gain and a $39.4 million increase in the future tax recovery.

Other Comprehensive Loss

The Trust’s foreign operations are considered to be “self-sustaining operations”, financially and operationally independent, as of January 1, 2009.  As a result, the accounts of the self-sustaining foreign operations are translated using the current rate method whereby assets and liabilities are translated using the exchange rate in effect at the balance sheet date (USD/CAD 0.9327), while revenues and expenses are translated using the average exchange rate for the three month and nine month periods ended September 30, 2009 (USD/CAD 0.9113 and 0.8547, respectively). Translation gains and losses are deferred and included in other comprehensive income in unitholders’ equity and are recognized in net income when there has been a reduction in the net investment.

Previously, foreign operations were considered to be integrated and were translated using the temporal method. Under the temporal method, monetary assets and liabilities were translated at the period end exchange rate while other assets and liabilities were translated at the historical rate. Revenues and expenses were translated at the average monthly rate except for depletion, depreciation and accretion, which were translated on the same basis as the assets to which they relate. Translation gains and losses were included in the determination of net income for the period.

Baytex Energy Trust
Q3 2009  MD&A

This change was adopted prospectively on January 1, 2009 resulting in a currency translation adjustment of $15.4 million upon adoption with a corresponding increase in petroleum and natural gas properties. An addition of $3.4 million, a reduction of $9.8 million and a reduction of $9.7 million were recognized in the first, second and third quarter of 2009, respectively, resulting in a balance of $0.7 million in accumulated other comprehensive loss at September 30, 2009.

Funds from Operations, Payout Ratio and Distributions

Funds from operations and payout ratio are non-GAAP terms. Funds from operations represents cash flow from operating activities before changes in non-cash working capital, and other operating items. The Trust’s payout ratio is calculated as cash distributions (net of participation in the Distribution Reinvestment Plan (“DRIP”)) divided by funds from operations. The Trust considers these to be key measures of performance as they demonstrate the Trust’s ability to generate the cash flow necessary to fund distributions and capital investments.

The following table reconciles cash flow from operating activities (a GAAP measure) to funds from operations (a non-GAAP measure):

	Three Months Ended			Nine Months Ended		Years Ended
($ thousands)	September 30, 2009	June 30, 2009	September 30, 2008	September 30, 2009	September 30, 2008	December 31, 2008	December 31, 2007
Cash flow from operating activities	$ 72,355	$ 83,525	$ 150,815	$ 191,936	$ 372,830	$ 471,237	$286,450
Change in non-cash working capital	16,215	2,813	(4,591)	41,882	(229)	(38,896)	(5,140)
Asset retirement expenditures	228	311	351	990	718	1,443	2,442
Decrease (increase) in deferred charges and other assets	11	12	11	34	32	39	2,278
Funds from operations	$ 88,809	$ 86,661	$ 146,586	$ 234,842	$ 373,351	$ 433,823	$ 286,030
Cash distributions declared	$ 32,799	$ 32,569	$ 57,233	$ 100,315	$ 141,712	$ 197,026	$ 145,927
Payout ratio	37%	38%	39%	43%	38%	45%	51%

The Trust does not deduct capital expenditures when calculating the payout ratio. Due to the depleting nature of oil and gas assets, certain levels of capital expenditures are required to minimize production declines. In the oil and gas industry, due to the nature of reserve reporting, natural production declines and the risks involved in capital investment, it is not possible to distinguish between capital spent on maintaining productive capacity and capital spent on growth opportunities. Should the costs to explore for, develop or acquire oil and natural gas assets increase significantly, it is possible that the Trust would be required to reduce or eliminate its distributions in order to fund capital expenditures. There can be no certainty that the Trust will be able to maintain current production levels in future periods.

Cash distributions declared, net of DRIP participation, of $32.8 million for the third quarter of 2009 were funded through funds from operations of $88.8 million.

The following tables compare cash distributions to cash flow from operating activities and net income:

	Three Months Ended			Nine Months Ended		Years Ended
($ thousands)	September 30, 2009	June 30, 2009	September 30, 2008	September 30, 2009	September 30, 2008	December 31, 2008	December 31, 2007
Cash flow from operating activities	$ 72,355	$ 83,525	$ 150,815	$ 191,936	$ 372,830	$ 471,237	$ 286,450
Cash distributions declared	32,799	32,569	57,233	100,315	141,712	197,026	145,927
Excess of cash flow from operating activities over cash distributions declared	39,556	50,956	93,582	91,621	231,118	274,211	140,523

Net income	40,657	27,451	137,228	59,618	207,493	259,894	132,860
Cash distributions declared	32,799	32,569	57,233	100,315	141,712	197,026	145,927
Excess (shortfall) of net income over cash distributions declared	$ 7,858	$ (5,118)	$ 79,995	$ (40,697)	$ 65,781	$ 62,868	$ (13,067)

Baytex Energy Trust
Q3 2009  MD&A

It is Baytex’s long-term operating objective to substantially fund cash distributions and capital expenditures for exploration and development activities through funds from operations. Future production levels are highly dependent upon our success in exploiting our asset base and acquiring additional assets. The success of these activities, along with commodity prices realized, are the main factors influencing the sustainability of our cash distributions. During periods of lower commodity prices, or periods of higher capital spending for acquisitions, it is possible that internally generated cash flow will not be sufficient to fund both cash distributions and capital spending. In these instances, the cash shortfall may be funded through a combination of equity and debt financing. As at September 30, 2009, Baytex had approximately $206 million in available undrawn credit facilities to fund any such shortfall. As Baytex strives to maintain a consistent distribution level under the guidance of prudent financial parameters, there may be times when a portion of our cash distributions would represent a return of capital. For the three months ended September 30, 2009, the Trust’s net income exceeded cash distributions declared by $7.9 million, with net income reduced by $31.7 million for non-cash items. For the nine months ended September 30, 2009, the Trust’s cash distributions exceeded net income by $40.7 million, with net income reduced by $132.3 million for non-cash items. Non-cash charges such as depletion, depreciation and accretion are not fair indicators for the cost of maintaining our productive capacity as they are based on historical costs of assets and not the fair value of replacing those assets under current market conditions.

Liquidity and Capital Resources

As a result of the recent economic crisis, there have been periodic disruptions in the availability of credit. In light of this situation, we have undertaken a thorough review of our liquidity sources as well as our exposure to counterparties, and have concluded that our capital resources are sufficient to meet our ongoing short, medium and long-term commitments. Specifically, we believe that our internally generated funds from operations, augmented by our hedging program and existing credit facilities, will provide sufficient liquidity to sustain our operations in the short, medium, and long-term. Further, we believe that our counterparties currently have the financial capacities to honor outstanding obligations to us in the normal course of business and, where necessary, we have implemented enhanced credit protection with certain of these counterparties.

At September 30, 2009, total monetary debt was $466.3 million compared to $533.0 million at the end of 2008. Bank borrowings and working capital deficiency at September 30, 2009 was $307.5 million compared to total credit facilities of $515.0 million.

Baytex has a credit agreement with a syndicate of chartered banks. The credit facilities consist of an operating loan and a 364-day revolving loan. Advances under the credit facilities or letters of credit can be drawn in either Canadian or U.S. funds and bear interest at the agent bank’s prime lending rate, bankers’ acceptance rates, or LIBOR rates, plus applicable margins. The total credit facilities were increased from $485.0 million to $515.0 million in June 2009. The facilities are subject to semi-annual review and are secured by a floating charge over all Baytex assets.

The credit facilities of Baytex were arranged pursuant to an agreement with a syndicate of financial institutions. A copy our credit agreement and related amendments are accessible on the SEDAR website at www.sedar.com (filed on March 28, 2008, September 15, 2008, July 9, 2009, August 14, 2009 and October 5, 2009).

In August 2009, Baytex closed its offering of $150 million principal amount of 9.15% Series A senior unsecured debentures due August 26, 2016. Baytex used the net proceeds from the offering of the debentures of $147 million (after agents’ fees but before deduction of other offering expenses), along with funds drawn on its $515 million credit facility, to fund the redemption price for the following senior subordinated notes of its subsidiary, Baytex Energy Ltd.: 9.625% notes due July 15, 2010 (principal amount USD 179.7 million) and 10.5% notes due February 15, 2011 (principal amount USD 0.2 million).

Pursuant to various agreements with Baytex creditors, we are restricted from making distributions to unitholders if the distribution would or could have a material adverse effect on the Trust or its subsidiaries' ability to fulfill its obligations under Baytex's credit facilities or the Series A senior unsecured debentures.

The Trust believes that cash flow generated from operations, together with the existing bank facilities, will be sufficient to finance current operations, distributions to the unitholders and planned capital expenditures for the ensuing year. The timing of most of the capital expenditures is discretionary and there are no material long-term capital expenditure commitments. The level of distribution is also discretionary, and the Trust has the ability to modify distribution levels should funds from operations be negatively impacted by factors such as reduction in commodity prices.

The Trust has a number of financial obligations in the ordinary course of business. These obligations are of a recurring nature and impact the Trust’s cash flows in an ongoing manner. A significant portion of these obligations will be funded through cash flow generated from operations. These obligations as of September 30, 2009, and the expected timing of funding of these obligations are noted in the table below.

Baytex Energy Trust
Q3 2009  MD&A

($ thousands)	Total	Less than 1 year	1-3 years	3-5 years	Beyond 5 years
Accounts payable and accrued liabilities	155,009	155,009	-	-	-
Distributions payable to unitholders	12,933	12,933	-	-	-
Bank loan (1)	272,918	272,918	-	-	-
Long-term debt	150,000	-	-	-	150,000
Convertible debentures (2)	8,911	-	8,911	-	-
Deferred obligations	37	25	12	-	-
Operating leases	40,559	3,120	7,570	7,368	22,501
Processing and transportation agreements	17,509	8,446	8,910	153	-
Total	657,876	452,451	25,403	7,521	172,501

(1)	The bank loan is a 364-day revolving loan with the ability to extend the term. Unless extended, the bank loan will mature on June 30, 2010.
 (2)           Principal amount of instruments.

The Trust is authorized to issue an unlimited number of trust units. As at November 6, 2009, the Trust had 108,232,664 trust units issued and outstanding.

At November 6, 2009, the Trust had $8.6 million convertible unsecured subordinated debentures outstanding which are convertible at the option of the holder at any time into fully paid trust units at a conversion price of $14.75 per unit.

Capital Expenditures

Capital expenditures for the three months and nine months ended September 30, 2009 and 2008 are summarized as follows:

	Three Months Ended		Nine Months Ended
($ thousands)	September 30, 2009	September 30, 2008	September 30, 2009	September 30, 2008
Land	2,902	450	9,715	4,636
Seismic	114	531	1,958	1,439
Drilling and completion	23,537	34,827	81,329	104,503
Equipment	7,893	11,712	17,652	28,968
Other	2,031	1,064	3,765	2,568
Total exploration and development	36,477	48,584	114,419	142,114
Corporate acquisition	-	-	-	178,351
Property acquisitions	93,670	78,701	96,012	78,702
Property dispositions	(8)	(66)	(18)	(128)
Total capital expenditures	130,139	127,219	210,413	399,039

Subsequent to September 30, 2009, a subsidiary of the Company has reached an agreement with one of its joint venture partners to pre-pay the remaining deferred acquisition payments on the North Dakota light oil resource play by December 15, 2009.  The original participation agreement with the joint venture partner called for deferred acquisition payments totaling approximately US$36 million to be made prior to the spud of each of the remaining 24 wells, occurring more or less ratably until approximately January 2011.  The early payment of US$33.2 million will complete the remaining deferred acquisition payments and earn the subsidiary the right to operate a portion of the joint project area effective at the beginning of 2010.

Financial Instruments and Risk Management

The Trust is exposed to a number of financial risks, including market risk, liquidity risk and credit risk. Market risk is the risk that the fair value of future cash flows will fluctuate due to movements in market prices, and is comprised of foreign currency risk, interest rate risk and commodity price risk. Market risk is managed by the Trust through a series of derivative contracts intended to manage the volatility of its operating cash flow. Liquidity risk is the risk that the Trust will encounter difficulty in meeting obligations associated with financial liabilities. The Trust manages its liquidity risk through cash and debt management. Credit risk is the risk that a counterparty to a financial asset will default resulting in the Trust incurring a loss. The Trust manages credit risk by entering into sales contracts with creditworthy entities and reviewing its exposure to individual entities on a regular basis.

Details of the risk management contracts in place as at September 30, 2009, and the accounting for the Trust’s financial instruments are disclosed in note 14 to the consolidated financial statements.

Baytex Energy Trust
Q3 2009  MD&A

Selected Quarterly Financial Information

	2009			2008				2007
($ thousands, except per unit amounts)	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Petroleum and natural gas sales	208,229	192,667	150,943	199,890	363,044	332,336	264,448	233,856
Net income (loss)	40,657	27,451	(8,490)	52,401	137,228	34,417	35,848	41,353
Net income (loss) per unit - basic	0.38	0.26	(0.09)	0.54	1.44	0.39	0.42	0.49
Net income (loss) per unit - diluted	0.37	0.26	(0.09)	0.53	1.39	0.38	0.41	0.46

Changes in Accounting Policies

Effective January 1, 2009, the Trust adopted the Canadian Institute of Chartered Accountants (“CICA”) accounting standards Section 3064 “Goodwill and Intangible Assets”, which replaced Section 3062 “Goodwill and Other Intangible Assets” and Section 3450 “Research and Development Costs”. This section establishes standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets by profit-oriented enterprises subsequent to their initial measurement. The adoption of this new standard did not have a material impact on the consolidated financial statements of the Trust.

Effective January 1, 2009, the Trust adopted the CICA issued EIC-173 “Credit Risk and the Fair Value of Financial Assets and Financial Liabilities”. EIC-173 provides guidance on how to take into account the credit risk of an entity and counterparty when determining the fair value of financial assets and financial liabilities, including derivative instruments. The adoption of EIC-173 did not have a material impact on the consolidated financial statements of the Trust.

Effective July 1, 2009, the Trust prospectively adopted the CICA amendments to section 3855, “Financial Instruments – Recognition and Measurement.” Amendments to this section have prohibited the reclassification of a financial asset out of the held-for-trading category when the fair value of the embedded derivative in a combined contract cannot be reasonably measured. The adoption of the amendments to this standard did not have an impact on the Trust’s financial statements.

Future Accounting Changes

In April 2008, the CICA published the exposure draft "Adopting IFRS in Canada". The exposure draft proposes to incorporate International Financial Reporting Standards ("IFRS") into the CICA Accounting Handbook effective for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. At this date, publicly accountable enterprises will be required to prepare financial statements in accordance with IFRS. The Trust is currently reviewing the standards to determine the potential impact on its consolidated financial statements. The Trust has appointed internal staff to lead the conversion project along with sponsorship from senior management. In addition, an external advisor has been retained to assist the Trust in scoping its conversion project. The Trust has performed a diagnostic analysis that identifies differences between the Trust's current accounting policies and IFRS. At this time, the Trust is evaluating the impact of these differences and assessing the need for amendments to existing accounting policies in order to comply with IFRS.

In January 2009, the CICA issued Section 1582 “Business Combinations” which establishes principles and requirements of the acquisition method for business combinations and related disclosures. The purchase price is to be based on trading data at the closing date of the acquisition, not the announcement date of the acquisition, and most acquisition costs are to be expensed as incurred. This standard applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011 with earlier application permitted. The Trust plans to adopt this standard prospectively effective January 1, 2011. The adoption of this standard may have an impact on the accounting of future business combinations.

In January 2009, the CICA issued Section 1601 which establishes standards for the preparation of consolidated financial statements and Section 1602 which provides guidance on accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination. The Trust plans to adopt this standard prospectively effective January 1, 2011. The adoption of this standard may have an impact on the accounting of future business combinations.

In June 2009, the CICA amended Section 3862 to include additional disclosure requirements about fair value measurement for financial instruments and liquidity risk disclosures. These amendments require a three level hierarchy that reflects the significance of the inputs used in making the fair value measurements. Fair values of assets and liabilities included in Level 1 are determined by reference to quoted prices in active markets for identical assets and liabilities. Assets and liabilities in Level 2 include valuations using inputs other than quoted prices for which all significant outputs are observable, either directly or indirectly. Level 3 valuations are based on inputs that are unobservable and significant to the overall fair value measurement. The Trust plans to adopt this standard prospectively effective December 31, 2009. The adoption of this standard will not have a material impact on the consolidated financial statements of the Trust.

Baytex Energy Trust
Q3 2009  MD&A

In July 2009, the CICA amended section 3855, “Financial Instruments – Recognition and Measurement”, in relation to the impairment of financial assets. Amendments to this section have revised the definition of “loans and receivables” and provided that certain conditions have been met, permits reclassification of financial assets from the held-for-trading and available-for-sale categories into the loans and receivables category. The amendments also provide one method of assessing impairment for all financial assets regardless of classification. The Trust plans to adopt this standard prospectively effective December 31, 2009. The adoption of the amendments of this standard will not have a material impact on the consolidated financial statements of the Trust.

Disclosure Controls and Procedures

Anthony Marino, the President and Chief Executive Officer, and Derek Aylesworth, the Chief Financial Officer, of Baytex Energy Ltd. (together the “Disclosure Officers”) are responsible for establishing and maintaining disclosure controls and procedures for Baytex. They have designed such disclosure controls and procedures, or caused them to be designed under their supervision, to provide reasonable assurance that all material or potentially material information about the activities of Baytex is made known to them by others within Baytex.

It should be noted that while the Disclosure Officers believe that Baytex's disclosure controls and procedures provide a reasonable level of assurance with regard to their effectiveness, they do not expect that the disclosure controls and procedures or internal controls over financial reporting will prevent all errors and fraud. A control system, no matter how well conceived or operated, can provide only reasonable, but not absolute, assurance that the objectives of the control system are met.

Internal Control over Financial Reporting

Under the supervision and with participation of the Disclosure Officers, we conducted an evaluation of the design and effectiveness of our internal control over financial reporting as of December 31, 2008 based on the Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that as of December 31, 2008, Baytex did maintain effective internal control over financial reporting.

There were no changes in our internal control over financial reporting during the nine months ended September 30, 2009 that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Advisory Regarding Forward-Looking Statements

In the interest of providing Baytex's unitholders and potential investors with information regarding Baytex, including management's assessment of Baytex's future plans and operations, certain statements in this document are "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation (collectively, "forward-looking statements").  In some cases, forward-looking statements can be identified by terminology such as "anticipate", "believe", "continue", "could", "estimate", "expect", "forecast", "intend", "may", "objective", "ongoing", "outlook", "potential", "project", "plan", "should", "target", "would", "will" or similar words suggesting future outcomes, events or performance.  The forward-looking statements contained in this document speak only as of the date of this document and are expressly qualified by this cautionary statement.

Specifically, this document contains forward-looking statements relating to:  funding sources for our cash distributions and capital program; the sufficiency of our capital resources to meet our ongoing short, medium and long-term commitments; the financial capacity of counterparties to honor outstanding obligations to us in the normal course of business; the timing of funding our financial obligations; and the impact of the adoption of new accounting standards on our financial results.

These forward-looking statements are based on certain key assumptions regarding, among other things: oil and natural gas prices and differentials between light, medium and heavy oil prices; well production rates and reserve volumes; our ability to add production and reserves through our exploration and development activities; capital expenditure levels; the availability and cost of labour and other industry services; the amount of future cash distributions that we intend to pay; interest and foreign exchange rates; and the continuance of existing and, in certain circumstances, proposed tax and royalty regimes.  The reader is cautioned that such assumptions, although considered reasonable by Baytex at the time of preparation, may prove to be incorrect.

Actual results achieved during the forecast period will vary from the information provided herein as a result of numerous known and unknown risks and uncertainties and other factors. Such factors include, but are not limited to:  general economic, market and business conditions; industry capacity; fluctuations in market prices for oil and natural gas; liabilities inherent in oil and natural gas operations; uncertainties associated with estimating oil and natural gas reserves; competition for, among other things, capital, acquisitions of reserves, undeveloped lands and skilled personnel; incorrect assessments of the value of acquisitions; fluctuations in foreign exchange or interest rates; stock market volatility and market valuations; geological, technical, drilling and processing problems and other difficulties in producing petroleum reserves; changes in income tax laws, royalty rates and incentive programs relating to the oil and gas industry and income trusts; changes in environmental and other regulations; risks associated with oil and gas operations; and other factors, many of which are beyond the control of Baytex. These risk factors are discussed in Baytex's Annual Information Form, Form 40-F and Management's Discussion and Analysis for the year ended December 31, 2008, as filed with Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission.

Baytex Energy Trust
Q3 2009  MD&A

There is no representation by Baytex that actual results achieved during the forecast period will be the same in whole or in part as those forecast and Baytex does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable securities law.